UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Vsource, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92908B 30 3

(CUSIP Number)

Abdul Hamid bin Sh Mohamed

Symphony House Berhad

Level 17, Menara Milenium

Jalan Damanlela, Pusat Bandar Damansara

50490 Kuala Lumpur, Malaysia

Tel: +603-2718 1500

with a copy to:-

Ashok K. Lalwani Baker & McKenzie #27-01 Millenia Tower 1 Temasek Avenue Singapore 039192 Tel: +65-6338 1888	Brian Spires Baker & McKenzie 14th Floor, Hutchison House 10 Harcourt Road, Central Hong Kong Special Administrative Region Tel: +852-2846 1888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 25, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92908B 30 3

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only): Symphony House Berhad
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: Malaysia

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0 8. Shared Voting Power: 648,860[1] 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 648,860[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 648,860[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 32.0%[2]
14.	Type of Reporting Person (See Instructions): CO
[1]	Constituting 648,860 shares of common stock but not including 1,000,000 shares of common stock issuable upon exercise of 1,000,000 warrants held by the Reporting Person. The warrants to purchase 1,000,000 shares of common stock are by their terms not currently exercisable, and would only become exercisable on April 1, 2005 if certain conditions have not occurred by January 31, 2005.
[2]	Based on 2,026,030 shares of common stock outstanding as of August 31, 2004, as stated in the Company’s report on Form 10-Q filed on September 13, 2004, and assuming that no additional shares are issued upon the exercise or conversion of any preferred stock, convertible stock, options, warrants and other convertible securities held by other holders of such securities. If the warrants held by the Reporting Person become exercisable and the Reporting Person exercises these warrants, the Reporting Person would then own approximately 50.3% of the Company’s total outstanding common stock on a fully diluted basis (assuming that the warrants will be exercised according to their terms on or after April 1, 2005 and assuming that no additional shares of common stock are issued prior to such exercise).

CUSIP No. 92908B 30 3

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only): Angsana Tiara Sdn Bhd
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: Malaysia

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0 8. Shared Voting Power: 648,860[1] 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 648,860[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 648,860[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 32.0%[2]
14.	Type of Reporting Person (See Instructions): CO
[1]	Constituting 648,860 shares of common stock but not including 1,000,000 shares of common stock issuable upon exercise of 1,000,000 warrants held by the Reporting Person. The warrants to purchase 1,000,000 shares of common stock are by their terms not currently exercisable, and would only become exercisable on April 1, 2005 if certain conditions have not occurred by January 31, 2005.
[2]	Based on 2,026,030 shares of common stock outstanding as of August 31, 2004, as stated in the Company’s report on Form 10-Q filed on September 13, 2004, and assuming that no additional shares are issued upon the exercise or conversion of any preferred stock, convertible stock, options, warrants and other convertible securities held by other holders of such securities. If the warrants held by the Reporting Person become exercisable and the Reporting Person exercises these warrants, the Reporting Person would then own approximately 50.3% of the Company’s total outstanding common stock on a fully diluted basis (assuming that the warrants will be exercised according to their terms on or after April 1, 2005 and assuming that no additional shares of common stock are issued prior to such exercise).

CUSIP No. 92908B 30 3

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only): Arena Kembara Sdn Bhd
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: Malaysia

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0 8. Shared Voting Power: 648,860[1] 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 648,860[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 648,860[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 32.0%[2]
14.	Type of Reporting Person (See Instructions): CO
[1]	Constituting 648,860 shares of common stock but not including 1,000,000 shares of common stock issuable upon exercise of 1,000,000 warrants held by the Reporting Person. The warrants to purchase 1,000,000 shares of common stock are by their terms not currently exercisable, and would only become exercisable on April 1, 2005 if certain conditions have not occurred by January 31, 2005.
[2]	Based on 2,026,030 shares of common stock outstanding as of August 31, 2004, as stated in the Company’s report on Form 10-Q filed on September 13, 2004, and assuming that no additional shares are issued upon the exercise or conversion of any preferred stock, convertible stock, options, warrants and other convertible securities held by other holders of such securities. If the warrants held by the Reporting Person become exercisable and the Reporting Person exercises these warrants, the Reporting Person would then own approximately 50.3% of the Company’s total outstanding common stock on a fully diluted basis (assuming that the warrants will be exercised according to their terms on or after April 1, 2005 and assuming that no additional shares of common stock are issued prior to such exercise).

CUSIP No. 92908B 30 3

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only): Dato’ Mohamed Azman bin Yahya
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: Malaysia

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0 8. Shared Voting Power: 648,860[1] 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 648,860[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 648,860[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 32.0%[2]
14.	Type of Reporting Person (See Instructions): IN
[1]	Constituting 648,860 shares of common stock but not including 1,000,000 shares of common stock issuable upon exercise of 1,000,000 warrants held by the Reporting Person. The warrants to purchase 1,000,000 shares of common stock are by their terms not currently exercisable, and would only become exercisable on April 1, 2005 if certain conditions have not occurred by January 31, 2005.
[2]	Based on 2,026,030 shares of common stock outstanding as of August 31, 2004, as stated in the Company’s report on Form 10-Q filed on September 13, 2004, and assuming that no additional shares are issued upon the exercise or conversion of any preferred stock, convertible stock, options, warrants and other convertible securities held by other holders of such securities. If the warrants held by the Reporting Person become exercisable and the Reporting Person exercises these warrants, the Reporting Person would then own approximately 50.3% of the Company’s total outstanding common stock on a fully diluted basis (assuming that the warrants will be exercised according to their terms on or after April 1, 2005 and assuming that no additional shares of common stock are issued prior to such exercise).

CUSIP No. 92908B 30 3

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only): Datin Normah binti Hashim
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: Malaysia

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0 8. Shared Voting Power: 648,860[1] 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 648,860[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 648,860[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 32.0%[2]
14.	Type of Reporting Person (See Instructions): IN
[1]	Constituting 648,860 shares of common stock but not including 1,000,000 shares of common stock issuable upon exercise of 1,000,000 warrants held by the Reporting Person. The warrants to purchase 1,000,000 shares of common stock are by their terms not currently exercisable, and would only become exercisable on April 1, 2005 if certain conditions have not occurred by January 31, 2005.
[2]	Based on 2,026,030 shares of common stock outstanding as of August 31, 2004, as stated in the Company’s report on Form 10-Q filed on September 13, 2004, and assuming that no additional shares are issued upon the exercise or conversion of any preferred stock, convertible stock, options, warrants and other convertible securities held by other holders of such securities. If the warrants held by the Reporting Person become exercisable and the Reporting Person exercises these warrants, the Reporting Person would then own approximately 50.3% of the Company’s total outstanding common stock on a fully diluted basis (assuming that the warrants will be exercised according to their terms on or after April 1, 2005 and assuming that no additional shares of common stock are issued prior to such exercise).

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the shares of common stock, par value $0.01 per share, of Vsource, Inc., a Delaware corporation (“Vsource” or the “Company”). The principal executive offices of the Company are located at 7855 Ivanhoe Avenue, Suite 2000, LaJolla, California 92037.

Item 2. Identity and Background

Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the undersigned hereby file this Statement on Schedule 13D on behalf of Symphony House Berhad, a Malaysian company, Angsana Tiara Sdn Bhd, a Malaysian company, Arena Kembara Sdn Bhd, a Malaysian company, Dato’ Mohamed Azman bin Yahya, a citizen of Malaysia and Datin Normah binti Hashim, a citizen of Malaysia (each a “Reporting Person” and collectively, the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Rule 13d-5(b)(1) under the Exchange Act. Each of the Reporting Persons expressly disclaims that it is part of any group within the meaning of Rule 13d-5(b)(1) with respect to the securities of Vsource, and neither the fact of this filing nor anything contained herein shall be deemed to be an admission by such Reporting Person that such a “group” exists.

1. (b)–(c)

SYMPHONY HOUSE BERHAD

Symphony House Berhad is a Malaysian company. The principal activity of Symphony House Berhad is investment holding, while its subsidiaries and associated companies are generally involved in the provision of application software development, computer solutions and information technology services and the provision of corporate services such as corporate advisory services, share registration, secretarial services, issuing house services and accounting services. The principal business address of Symphony House Berhad is Level 17, Menara Milenium, Jalan Damanlela, Pusat Bandar Damansara, 50490 Kuala Lumpur, Malaysia. Pursuant to instruction C of Schedule 13D, certain information with respect to Angsana Tiara Sdn Bhd, Arena Kembara Sdn Bhd Dato’ Mohamed Azman bin Yahya and Datin Normah binti Hashim, the direct and indirect shareholders of Symphony House Berhad, and the executive officers and directors of Symphony House Berhad is provided below and in the Exhibit expressly incorporated in this Item by the reference set forth below.

The names of the directors and executive officers of Symphony House Berhad, their business addresses, their present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted other than Symphony House Berhad are set forth in Exhibit 2, attached hereto and expressly incorporated by this reference.

ANGSANA TIARA SDN BHD

Angsana Tiara Sdn Bhd is a Malaysian corporation, the principal business of which is investment holding. The principal business address of Angsana Tiara Sdn Bhd is Level 17, Menara Milenium, Jalan Damanlela, Pusat Bandar Damansara, 50490 Kuala Lumpur, Malaysia.

Pursuant to Instruction C of Schedule 13D, certain information with respect to Arena Kembara Sdn Bhd, the sole shareholder of Angsana Tiara Sdn Bhd, and the executive officers and directors of Angsana Tiara Sdn Bhd is provided below and in the Exhibit expressly incorporated in this Item by the reference set forth below.

The names of the directors and executive officers of Angsana Tiara Sdn Bhd, their business addresses,

their present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted other than Angsana Tiara Sdn Bhd are set forth in Exhibit 3, attached hereto and expressly incorporated herein by this reference.

ARENA KEMBARA SDN BHD

Arena Kembara Sdn Bhd is a Malaysian company, the principal business of which is investment holding. The principal business address of Arena Kembara Sdn Bhd is Level 17, Menara Milenium, Jalan Damanlela, Pusat Bandar Damansara, 50490 Kuala Lumpur, Malaysia.

The ultimate shareholders of Arena Kembara Sdn Bhd are Dato’ Mohamed Azman bin Yahya, Group Chief Executive of Symphony House Berhad, and Datin Normah binti Hashim, the spouse of Dato’ Mohamed Azman bin Yahya.

The names of the directors and executive officers of Arena Kembara Sdn Bhd, their business addresses, their present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted other than Arena Kembara Sdn Bhd are set forth in Exhibit 4, attached hereto and expressly incorporated herein by this reference.

DATO’ MOHAMED AZMAN BIN YAHYA AND DATIN NORMAH BINTI HASHIM

The address of Dato’ Mohamed Azman bin Yahya is No. 4, Persiaran Batai Barat, Bukit Damansara, 50490 Kuala Lumpur, Malaysia. Dato’ Mohamed Azman bin Yahya is the Group Chief Executive of Symphony House Berhad.

The address of Datin Normah binti Hashim is No. 4, Persiaran Batai Barat, Bukit Damansara, 50490 Kuala Lumpur, Malaysia. Datin Normah binti Hashim is a director of Angsana Tiara Sdn Bhd and is the spouse of Dato’ Mohamed Azman bin Yahya. Datin Normah binti Hashim is also a licensed dealer’s representative with CIMB Securities Sdn Bhd, a licensed stock broking firm in Malaysia having its principal address at 8th Floor, Commerce Square, Jalan Semantan, 50490, Kuala Lumpur, Malaysia.

2. (d)–(e)

None of the Reporting Persons and none of the executive officers or directors of such Reporting Persons have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons and none of the executive officers or directors of such Reporting Persons above have, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Persons or any of such persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3. (f)

Dato’ Mohamed Azman bin Yahya and Datin Normah binti Hashim are Malaysian citizens. Each of the directors and executive officers of (a) Symphony House Berhad; (b) Angsana Tiara Sdn Bhd; and (c) Arena Kembara Sdn Bhd is a Malaysian citizen.

Item 3. Source and Amount of Funds or Other Consideration

Symphony House Berhad financed the acquisition of the shares of common stock and warrants to purchase common stock of Vsource through internally generated funds.

Item 4. Purpose of Transaction

On August 31, 2004, Symphony House Berhad entered into a common stock and warrant purchase agreement (the “Common Stock and Warrant Purchase Agreement”) with certain holders of Vsource preferred stock, which include certain officers and directors of Vsource, to purchase 648,860 shares of Vsource common stock and 1,000,000 warrants to purchase an equivalent number of shares of Vsource common stock. Symphony completed the purchase and acquisition of the common stock and warrants on November 25, 2004, following the successful completion of its tender offer on November 24, 2004 for the shares of Ironbeak Limited, a British Virgin Islands subsidiary company of Vsource and the parent company of Vsource Asia Berhad. Pursuant to the Common Stock and Warrant Purchase Agreement, the purchase price of the Vsource common stock was US$0.50 per share of common stock and the purchase price of the Vsource warrants was US$0.25 per warrant. The total purchase price of the common stock and warrants under the Common Stock and Warrant Purchase Agreement was US$574,430. Following the completion of the acquisition of the common stock, Symphony owns approximately 32.0% of Vsource’s common stock. Each warrant entitles its holder to purchase one share of Vsource common stock at an exercise price of US$0.01 per share. The warrants to purchase 1,000,000 shares of Vsource common stock are not currently exercisable, and would only become exercisable on April 1, 2005 if certain conditions have not occurred by January 31, 2005. If these warrants become exercisable and Symphony exercises these warrants, Symphony would then own approximately 50.3% of Vsource’s total outstanding common stock on a fully diluted basis (assuming that the warrants purchased will be exercised according to their terms on or after April 1, 2005 and assuming that no additional shares of Vsource are issued prior to such exercise). Symphony entered into the Common Stock and Warrant Purchase Agreement with these holders of Vsource preferred stock in order to enable these holders to obtain capital loss treatment in connection with their participation in an exchange offer conducted by Vsource. Depending on market conditions and other factors that it may deem material to its investment decision, Symphony may seek to exercise the warrants described above.

The Reporting Persons intend to review their investment in Vsource on a continuing basis and do not intend to hold the common stock and warrants for the long term, and depending on various factors, including Vsource’s business, affairs and financial position, other developments concerning Vsource, the price level of the shares of common stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investment in Vsource as they deem appropriate in light of the circumstances existing from time to time which may include disposing of some or all of their shares of common stock in the open market or in privately negotiated transactions to one or more purchasers, or otherwise depending upon the course of action that the Reporting Persons pursue, market conditions or other factors.

Except as set forth above, the Reporting Person has no plans or proposals, which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer

(a) and (b) The percentages calculated in this Item 5 are based upon 2,026,030 shares of common stock outstanding as of August 31, 2004, as stated in the Company’s report on Form 10-Q filed on September 13, 2004, but does not include the 1,000,000 shares of common stock issuable upon exercise of certain warrants issued by Vsource, which by their terms are not exercisable until April 1, 2005, and only then if certain specified events or conditions have occurred. Moreover, such percentages do not assume the exercise or conversion of any preferred stock, convertible stock, options, warrants and other convertible securities held by other holders of such securities unless expressly so provided.

SYMPHONY HOUSE BERHAD

Symphony House Berhad directly and beneficially owns 648,860 shares of common stock. The following information is being provided as of such time with respect to Symphony House Berhad’s beneficial ownership of the shares of common stock.

(a) Amount Beneficially Owned: 648,860

(b) Percent of Class: 32.0%

(c) Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 648,860

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 648,860

ANGSANA TIARA SDN BHD

As a substantial shareholder of Symphony House Berhad, Angsana Tiara Sdn Bhd may, pursuant to Rule 13d-3 of Regulation D-G, be deemed to be the beneficial owner of 648,860 shares of common stock. The following information is being provided as of such time with respect to Angsana Tiara Sdn Bhd’s beneficial ownership of the shares of common stock.

(a) Amount Beneficially Owned: 648,860

(b) Percent of Class: 32.0%

(c) Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 648,860

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 648,860

ARENA KEMBARA SDN BHD

As the sole shareholder of Angsana Tiara Sdn Bhd, Arena Kembara Sdn Bhd may, pursuant to Rule 13d-3 of Regulation D-G, be deemed to be the beneficial owner of 648,860 shares of common stock. The following information is being provided as of such time with respect to Arena Kembara Sdn Bhd’s beneficial ownership of the shares of common stock.

(a) Amount Beneficially Owned: 648,860

(b) Percent of Class: 32.0%

(c) Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 648,860

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 648,860

DATO’ MOHAMED AZMAN BIN YAHYA

As a controlling shareholder of Arena Kembara Sdn Bhd and the Group Chief Executive of Symphony House Berhad, Dato’ Mohamed Azman bin Yahya may, pursuant to Rule 13d-3 of Regulation D-G, be deemed to be the beneficial owner of 648,860 shares of common stock. The following information is being provided as of such time with respect to Dato’ Mohamed Azman bin Yahya Yahya’s beneficial ownership of the shares of common stock.

(a) Amount Beneficially Owned: 648,860

(b) Percent of Class: 32.0%

(c) Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 648,860

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 648,860

DATIN NORMAH BINTI HASHIM

As a substantial shareholder of Arena Kembara Sdn Bhd, and the spouse of Dato’ Mohamed Azman bin Yahya, a controlling shareholder of Arena Kembara Sdn Bhd, Datin Normah binti Hashim may, pursuant to Rule 13d-3 of Regulation D-G, be deemed to be the beneficial owner of 648,860 shares of common stock. The following information is being provided as of such time with respect to Datin Normah binti Hashim’s beneficial ownership of the shares of common stock.

(a)	Amount Beneficially Owned: 648,860

(b)	Percent of Class: 32.0%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 648,860

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 648,860

By reason of their relationship and shareholding, Angsana Tiara Sdn Bhd, Arena Kembara Sdn Bhd, Dato’ Mohamed Azman bin Yahya and Datin Normah binti Hashim may be deemed to share voting and dispositive power with respect to the shares of common stock owned by Symphony House Berhad.

To the best knowledge of the Reporting Persons and save for Dato’ Mohamed Azman bin Yahya and Datin Normah binti Hashim none of the persons listed in Exhibits 2, 3 and 4, respectively, beneficially owns any securities of Vsource.

(c) To the best knowledge of the Reporting Persons, and except as described in Item 5(c) herein, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any person named in Exhibits 2, 3 or 4, respectively, has effected any transactions in the Company’s shares of common stock during the period which commenced sixty days prior to the date of the event which triggered the filing of this Statement and ends on the date of the filing of this Statement.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of the Reporting Persons, and except as described in Item 6 herein, no contracts, arrangements, understandings or relationships (legal or otherwise save for the spousal relationship between Dato’ Mohamed Azman bin Yahya and Datin Normah binti Hashim) exist among the persons named in Item 2 or between such persons and any other person with respect to the securities of the Company.

Item 7. Material to Be Filed as Exhibits

Exhibit and Description

Exhibit 1	–	Statement filed pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934

Exhibit 2	–	Executive Officers and Directors of Symphony House Berhad

Exhibit 3	–	Executive Officers and Directors of Angsana Tiara Sdn Bhd

Exhibit 4	–	Executive Officers and Directors of Arena Kembara Sdn Bhd

Exhibit 5	–	Common Stock and Warrant Purchase Agreement, dated as of August 31, 2004, by and among Symphony House Berhad and the selling shareholders set forth therein

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated December 3, 2004

SYMPHONY HOUSE BERHAD

By:	/s/ Abdul Hamid bin Sh Mohamed
Name:	Abdul Hamid bin Sh Mohamed
Title:	Executive Director

ANGSANA TIARA SDN BHD

By:	/s/ Dato’ Mohamed Azman bin Yahya
Name:	Dato’ Mohamed Azman bin Yahya
Title:	Director

ARENA KEMBARA SDN BHD

By:	/s/ Dato’ Mohamed Azman bin Yahya
Name:	Dato’ Mohamed Azman bin Yahya
Title:	Director

DATO’ MOHAMED AZMAN BIN YAHYA

By:	/s/ Dato’ Mohamed Azman bin Yahya

DATIN NORMAH BINTI HASHIM

By:	/s/ Datin Normah binti Hashim